Filed by SCVX Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: SCVX Corp.

(Commission File No. 001-39190)

Bright Machines and SCVX Corp. Merger Announcement

Investor Conference Call Transcript

Monday, May 17, 2021

Operator

Welcome to today’s conference call announcing the business combination of Bright Machines, Inc. and SCVX. Joining us on the call is Mike Doniger, Chairman and CEO of SCVX, and Amar Hanspal, CEO and Co-Founder of Bright Machines.

We would first like to remind everyone that this call will contain forward-looking statements including, but not limited to, statements regarding Bright Machines’ and SCVX’s expectations or predictions of financial and business performance and conditions, competitive and industry outlook, and the timing and completion of the business combination.

Forward-looking statements are inherently subject to risks, uncertainties, and assumptions, and they are not guarantees of performance. We encourage you to read the press release issued today, the accompanying presentation, and SCVX’s filings with the SEC for a discussion of the risks that can affect the business combination, SCVX’s and Bright Machines’ businesses, and the outlook of the combined company after completion of the proposed business combination.

The presentation materials for today’s call are available on the company’s website, BrightMachines.com, under the “Investors” tab, and in SCVX’s filings with the SEC.

Bright Machines and SCVX are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This conference call is for informational purposes only and shall not constitute an offer to buy any securities or a solicitation of any vote in any jurisdiction pursuant to the proposed business combination or otherwise. Nor shall there be any sale of securities in any jurisdiction which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

I’d now like to turn over the call to Mike Doniger.

Bright Machines and SCVX Corp. Merger Announcement Call

Mike Doniger, SCVX

Good morning and thank you all for joining us. My name is Mike Doniger and I am Chairman and CEO of SCVX. We are very excited to share our proposed business combination with Bright Machines, a market leader in software-defined, intelligent manufacturing.

Bright Machines is a pioneer in the digital transformation of manufacturing through its innovative platform that brings the power of software and AI onto the factory floor. By leveraging computer vision, machine learning, 3D simulation, and adaptive robotics, Bright Machines allows its customers to intelligently automate complex assembly processes that were previously done by hand.

Over the past several months, we have gotten to know Bright Machines’ team and have seen the direct impact they have made on their customers’ operations. Their innovative, industrial automation technology provides a crucial pathway for manufacturers to upgrade and secure their factories for the realities of the 21st century. They are dramatically improving the speed and economics associated with the adoption of smart production lines and eventually, fully programmable factories.

On top of this, the addressable opportunity is huge and growing – industrial automation is expected to be a $250 billion market and is ripe for broad-scale transformation. Bright Machines is positioned right in the sweet spot of this opportunity. We believe that with their differentiated technology, proven customer traction, and highly experienced leadership team, they are primed to take advantage of the growth that lies ahead.

In short, we are thrilled to be partnering with Bright Machines and look forward to working together to revolutionize how products get made.

With that, I’m very pleased to turn it over to Amar Hanspal, CEO and Co-Founder of Bright Machines.

Amar Hanspal, Bright Machines

Thank you Mike, and thank you everyone for joining us today.

Our company name, Bright Machines, embodies the work we are doing to embed the intelligence required to run the world’s factories and make the products that consumers need. Effectively, we give “eyes and brains” to machines.

As Mike alluded to earlier, global manufacturing has reached a major inflection point. Demand for manufactured goods continues to skyrocket and product cycles are becoming more compressed. Factories need to produce new and more varied products at ever larger scale. Yet, recent events – ranging from the COVID-19 pandemic to global tariff wars to large-scale shipping interruptions – have revealed critical vulnerabilities in the global supply chain. As a result, we are seeing a growing trend from our customers towards wanting to “build where they sell,” and move operations – manufacturing operations – to the United States, to Europe, and locations closer to their end markets. This shift will require significant new investment in factory automation over the coming years, and we believe Bright Machines is exceptionally well positioned to capitalize on this opportunity.

Bright Machines and SCVX Corp. Merger Announcement Call

To overcome new manufacturing challenges, companies today need a combination of both scalability and flexibility. Companies must be agile enough to quickly respond to changing customer needs and supply chain risks. They must be adaptable enough to quickly adjust what they build, where they build, and how much they build at any given time.

Unfortunately, automating manufacturing processes has historically required very long and complex implementation timelines – which, ironically, leaves customers with a very inflexible factory. What I mean by this is that the very act of automation can in fact result in production processes that are highly tuned but also very constrained.

While this type of an approach has worked for a time, the risks are starting to outweigh the original cost-benefit equation. And this is where Bright Machines comes in. We started by tackling the most manual, least automated part of most factories – the final assembly line.  This is because the final assembly steps for many products require a level of flexibility, adaptability, and dexterity that have been out of the reach for machines.  Until now.

So let’s begin with a short history of our company. Bright Machines was founded in 2018 in San Francisco. We leveraged our enormous engineering expertise in both software and hardware, and manufacturing processes, honed over decades at leading companies like Autodesk, Flex, Seagate, Adobe, and others, to develop a full stack technology solution specifically tuned to manufacturing. We have amassed a strong IP portfolio, including 36 patents, and have grown our global workforce to 500 employees.

We launched our first product, the Bright Machines Microfactory, in 2019. If you turn to page 14 of our presentation, you will see an image of our Microfactory and the types of capabilities we offer with it. The Microfactory essentially is a flexible, modular assembly line powered by software. Each part can be programmed, connected, and configured to handle almost any assembly process previously done by hand. However, our focus is on developing the intelligent, AI-enabled software that drives these machines. Think of our solution as the holy grail of mind meeting muscle, or brains and brawn coming together to build products. By leveraging machine learning, computer vision, and cloud computing, we are providing an integrated, end-to-end software-first solution specifically designed for the factory floor.

Since our initial launch, we have completed 60 deployments for over 25 global, blue-chip manufacturing customers. These customers span a very broad base of industry verticals, including network and data center infrastructure, electric vehicles, consumer goods, medical devices, and batteries. Generally, we see a natural adoption curve that these companies go through with their automation technology. So while we continue to drive the engine hard on new customer acquisition, there also is also incredible potential simply in expanding our engagements with existing customers. We call this our “land and expand” strategy.

Bright Machines and SCVX Corp. Merger Announcement Call

Now, the beauty of our Microfactory solution and intelligent automation platform is that it enables our customers to employ a “Copy Exact” approach from line to line, from factory to factory. This makes it fast and simple to replicate production operations across locations – minimizing downtime, start-up costs, and maximizing scalability. We already have customers that operate hundreds or thousands of assembly lines worldwide at the cost of millions of dollars per plant, and there is an enormous potential for all that spending to shift over to our Microfactory product as we continue to prove out our advantages: lower total cost of ownership, better yields, fast implementation, high degree of scalability, and flexibility. And with our global presence – we are everywhere our customers need us to be.

So let me dive a bit deeper into the software now. We expect the software part of our business to continue to grow significantly and produce the greatest efficiencies and margins over time. The reason for this is simple: each time a new task is programmed into a machine, our AI-enabled system learns that task and adds it to its library of capabilities. And as this library grows, our system becomes more and more intelligent – increasing the overall value of our solution and reducing deployment costs, and maximizing flexibility and scalability.

We also mentioned the use of computer vision and adaptive robotics earlier. This is a real game-changer for our customers. Take, for example, a manufacturer that wants to automate the full assembly of a network infrastructure device — and as part of that assembly, to insert a high-value memory component onto a motherboard with great accuracy in repeatability. Now, in a normal automation process, someone would program a robotic arm to perform the insertion based on geometric positions of this board. But what if, as happens in factories, there is vibration or heat variation, and the board gets misaligned, even by a tiny fraction of a millimeter? A human will be able to adapt, but a robot will still try to go to the exact location and almost force fit the component, causing potential damage to that really valuable memory module and to potentially the equipment itself. Now, in our case, computer vision helps us address this type of variability, because it seeks out the features of the product, just as a human would, rather than fixed geometric locations.

But this is just the start. We expect to roll out advanced software applications later this year that go beyond the assembly automation software that drives the Microfactory today. Based on customer feedback gathered over the past year, we’ve been developing our next set of factory automation applications focusing on quality this time, on inspection, on continuous improvement, and planning.

We have designed all of these applications to address customer needs for more data-driven insights into the production process, and are confident that they will drive even further value for our platform. In addition, because our software is implemented at the Microfactory level, it will contribute to the stacking of recurring revenue against every individual Microfactory that we have already installed and deployed with existing customers.

For us, in terms of the economics of our business, it all begins with the understanding of the customer journey. Our customers typically come to us when they are first looking to convert their traditional, labor-based assembly lines to automation. At this stage, we generally start off proving our value proposition with a pilot, which we offer sometimes to customers at reduced margins, because we consider this a part of our customer acquisition cost. Once we have proven the efficiencies and dramatic improvements of our solution (measured by increased throughput, reduced defect rates, and improved utilization), we expand our engagement to include automation of multiple products, full product categories, across multiple assembly lines, across multiple plants. In addition to automating assemblies, our growth strategy relies on expanding our software installed, which drives recurring revenue at attractive margins over time. We also expect margins on our hardware to expand over time as we continue to penetrate our existing customer base with multiple deployments.

Bright Machines and SCVX Corp. Merger Announcement Call

As you can see on slide 24, increasingly, our customer engagements represent multi-million-dollar contracts across multiple plants. The median size of our customer contracts is growing rapidly, and again, we expect that number to grow as we continue to move from a “land” to an “expand” relationship with these customers.

So as we look ahead, we are projecting that our revenues will grow from an expected $54 million in calendar 2021 to $727 million in 2025, an 84% compound annual growth rate. Our projections are based on a market share of just 2-4% of the $30 billion global assembly automation market, where we believe we are already a clear technology and market leader. Our projections also reflect the significant revenue growth we have already achieved in our first two years since our product launch, and in the pipeline of new deployments and margin growth we expect to achieve as we lower our deployment costs and grow our software business.

This is a pivotal time in Bright Machines’ history. We are addressing a huge market that is on the brink of a radical transformation – one that is already driving enormous investment into factory automation, and a trend that is expected to continue for years to come. We have successfully demonstrated traction for our differentiated solutions with some of the world’s largest and most respected manufacturers. We believe we possess the industry expertise, the customer relationships, and the technology advantage and IP moat needed to drive sustainable revenue growth and margin expansion. And now, with our partnership with SCVX, we are going to be well capitalized to accelerate this even further.

Thank you very much for your time, and we look forward to speaking with you again soon.

Bright Machines and SCVX Corp. Merger Announcement Call

Disclaimers

Additional Information and Where to Find It

In connection with the proposed business combination with SCVX Corp. (SCVX), SCVX intends to file a Registration Statement on Form S-4, including a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus with the SEC. SCVX’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about Bright Machines, SCVX, and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of SCVX as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: c/o Strategic Cyber Ventures, 1220 L St. NW, Suite 100-397, Washington, DC 20005.

Participants in the Solicitation

SCVX and Bright Machines and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described herein under the rules of the SEC. Information about the directors and executive officers of SCVX is set forth in SCVX’s Annual Report on Form 10-K filed with the SEC pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, on April 6, 2021, and is available free of charge at the SEC’s web site at www.sec.gov or by directing a request to: c/o Strategic Cyber Ventures, 1220 L St. NW, Suite 100-397, Washington, DC 20005. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the SCVX shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

The information herein shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. The information herein shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Bright Machines and SCVX Corp. Merger Announcement Call

Forward Looking Statements

Certain statements herein may be considered forward-looking statements. Forward-looking statements generally relate to future events or SCVX’s or Bright Machines’ future financial or operating performance. For example, statements about the expected timing of the completion of the proposed business combination, the benefits of the proposed business combination, the competitive environment, and the expected future performance and market opportunities of Bright Machines are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SCVX and its management, and Bright Machines and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (2) the outcome of any legal proceedings that may be instituted against SCVX, Bright Machines, the combined company or others following the announcement of the proposed business combination; (3) the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of SCVX or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; (5) the ability to meet stock exchange listing standards at or following the consummation of the proposed business combination; (6) the risk that the proposed business combination disrupts current plans and operations of Bright Machines as a result of the announcement and consummation of the proposed business combination; (7) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations; (10) the possibility that Bright Machines or the combined company may be adversely affected by other economic, business and/or competitive factors; and (11) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SCVX’s Form 10-K for the year ended December 31, 2020, and which will be set forth in the registration statement to be filed by SCVX with the SEC in connection with the proposed business combination.

Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither SCVX nor Bright Machines undertakes any duty to update these forward-looking statements.